Exhibit 99.1

ELBIT IMAGING ANNOUNCES ITS SUBSIDIARY, PLAZA CENTERS, HAS ANNOUNCED
ON AN ACQUISITION OF LOAN TO CONTROL LIBEREC PLAZA IN THE CZECH REPUBLIC

Tel Aviv, Israel, September 29, 2015, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that  Plaza Centers N.V. ("Plaza") (LSE:PLAZ) an indirect subsidiary of the Company,  has announced that its wholly owned subsidiary has won a tender to buy the loan in respect of the Liberec Plaza commercial centre  in the Czech Republic.

The €20.4 million bank loan was granted by two commercial banks which Plaza has agreed to buy for €8.5 million, reflecting a discount of 58%. The closing of the transaction is subject to the approval of the Hungarian National Bank (as one of the lending banks is Hungarian) which is expected to be received by the end of October 2015.
Plaza expects to record a profit from this transaction of approximately €12 million in its financial statements for the second half of 2015. Plaza expects that the mall will deliver a net operating income of approximately €850,000 in 2015, which would reflect a yield of approximately 10% on the loan purchase price.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com